Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Exzeo Group, Inc. (“Exzeo” or the “Company”) has one class of securities registered under Section 12 of the Securities and Exchange Act of 1934, as amended: our Common Stock, par value $0.001 per share. (the “Common Stock”).

The following description of our Common Stock is a summary of certain key terms and does not purport to be complete. It is subject to and qualified in its entirety by reference to our Fourth Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”), each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part.

General

Under our Articles of Incorporation, the Company is authorized to issue up to 350,000,000 shares of Common Stock, par value $0.001 per share, and up to 150,000,000 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”). The outstanding shares of our Common Stock are fully paid and non-assessable. Preferred Stock is issuable in one or more classes and series, with preferences, rights, restrictions, and qualifications as established by our Board of Directors without shareholder approval, including voting, dividend, redemption, liquidation, sinking fund, conversion and other rights.

Description Of Common Stock

No Preemptive, Redemption or Conversion Rights

Our Common Stock is not redeemable, is not subject to sinking fund provisions, does not have any conversion rights and is not subject to call. Holders of shares of Common Stock do not have preemptive rights to acquire newly issued shares.

Voting Rights

Holders of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders, except as otherwise provided by the Florida Business Corporation Act (“FBCA”) or with respect to any series of Preferred Stock. Accordingly, holders of a majority of the shares of our Common Stock are entitled to vote in any election of directors may elect all of the directors standing for election.

Holders of Common Stock do not have cumulative voting rights.

Dividend Rights

Subject to the rights of holders of any series of Preferred Stock, holders of Common Stock are entitled to receive dividends if and when declared by our Board of Directors out of legally available funds. The declaration and payment of any dividend will be subject to the discretion of our Board of Directors, subject to applicable laws. The time and amount of any dividend will depend on a number of factors, including our financial condition, results of operations, capital requirements, contractual restrictions, general business conditions, and any other factors that our Board of Directors may deem relevant.

Liquidation, Dissolution or Similar Rights

Upon liquidation, dissolution or winding of the Company, after payment of debts and subject to the rights of holders of any series of Preferred Stock, the remaining assets of the Company would be distributed to holders of Common Stock on a pro rata basis.

Preferred Stock

Under our Articles of Incorporation, without further stockholder action, our Board of Directors is authorized to provide for the issuance of all or any of the authorized shares of Preferred Stock in one or more series, to establish the number of shares to be included in each series, and to fix the voting powers (full, limited, or no voting powers), designations, powers, preferences, privileges, and relative, participating, optional or other rights, if any, and any qualifications, limitations, or restrictions thereof. The rights of the holders of our Common stock are subject to, and may be adversely affected by, the rights of holders of shares of any series of Preferred Stock that we may designate and issue in the future.

It is not possible to state the actual effect of the issuance of any shares of Preferred Stock upon the rights of holders of Common Stock until our Board of Directors determines the specific rights of the holders of the Preferred Stock. However, these effects might include:

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restricting dividends on the common stock;
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diluting the voting power of the common stock;
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impairing the liquidation rights of the common stock; and
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delaying or preventing a change in control of the company.

Anti-Takeover Effects of Provisions of Florida Law, our Articles of Incorporation and our Bylaws

Provisions of Florida law have certain anti-takeover effects. Our Articles of Incorporation and Bylaws also contain provisions that may have similar effects.

Our Articles of Incorporation and Bylaws contain provisions that could delay or discourage transactions involving an actual or potential change in control of the Company, including provisions that:

authorize the issuance of Preferred Stock as described above;

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prohibit shareholder action by written consent;
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require shareholders seeking to bring business before an annual meeting to provide timely notice of their proposal in writing to the corporate secretary and to comply with requirements as to the form and content of such notice;
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provide that a special meeting of shareholders may only be called by only our chairman of the Board of Directors, our chief executive officer, our president (in the absence of a chief executive officer), a majority of our Board of Directors or the holders of 10% or more of all of our votes entitled to be cast on any issue proposed to be considered at such special meeting of shareholders;
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provide for a classified Board of Directors with staggered terms;
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provide that directors may be removed only for Cause;
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provide that vacancies on the Board of Directors may be filled by the majority of the Board of Directors;
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provide that the exclusive forum for the resolution of certain legal actions shall be the state courts located within the State of Florida (or, if a state court located within the State of Florida does not have jurisdiction, the federal district court for the Middle District of Florida) and the exclusive forum for the resolution of any claims arising under the Securities Act shall be the U.S. federal district courts; and
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grant the Board of Directors authority to amend the Bylaws

Board of Directors

Our Board of Directors is divided into three classes, with directors serving staggered three-year terms. At each annual meeting of shareholders, one class of directors will be elected to succeed that class of directors whose terms are expiring to hold office until the third succeeding annual meeting, and until their successors are duly elected and qualified. Vacancies on the Board of Directors may be filled by a majority of the remaining directors. Directors may be removed only for Cause (as defined in the Articles of Incorporation) by the affirmative vote of the majority of the voting power of the outstanding shares entitled to vote for the election of directors.

At all meetings of our Board of Directors, a majority of the total number of directors constitutes a quorum. If there is a quorum, a vote of the majority of the directors present at the meeting is considered an act of our Board of Directors.

Florida Anti-Takeover Statutes

The control share acquisition statute, Section 607.0902 of the FBCA, generally provides that in the event a person acquires voting shares of the company in excess of 20% of the voting power of all of our issued and outstanding shares, such acquired shares will not have any voting rights unless such rights are restored by the holders of a majority of the votes of each class or series entitled to vote separately, excluding shares held by the person acquiring the control shares or any of our officers or employees who are also directors of the company. Certain acquisitions of shares are exempt from these rules, such as shares acquired pursuant to the laws of intestate succession or pursuant to a gift or testamentary transfer, pursuant to a merger or share exchange effected in compliance with the FBCA if we are a party to the agreement, or pursuant to an acquisition of our shares if the acquisition has been approved by our Board of Directors before the acquisition. The control share acquisition statute generally applies to any “issuing public corporation,” which means a Florida corporation which has:

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One hundred or more shareholders;
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Its principal place of business, its principal office, or substantial assets within Florida; and
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Either (i) more than 10% of its shareholders are resident in Florida; (ii) more than 10% of its shares are owned by residents of Florida; or (iii) one thousand shareholders are resident in Florida.

The affiliated transaction (or so-called “business combination”) statute, Section 607.0901 of the FBCA, provides that we may not engage in certain mergers, consolidations, sales of assets, issuances of stock, reclassifications, recapitalizations, and other affiliated transactions with any “interested shareholder” for a period of three years following the time that such shareholder became an interested shareholder, unless:

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Prior to the time that such shareholder became an interested shareholder, our board of directors approved either the affiliated transaction or the transaction which resulted in the shareholder becoming an interested shareholder; or

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Upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of our voting shares outstanding at the time the transaction commenced; or
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At or subsequent to the time that such shareholder became an interested shareholder, the affiliated transaction is approved by our board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting shares which are not owned by the interested shareholder.

An “interested shareholder” is generally defined as any person who is the beneficial owner of more than 15% of our outstanding voting shares.

The voting requirements set forth above do not apply to a particular affiliated transaction if one or more conditions are met, including, but not limited to, the following: if the affiliated transaction has been approved by a majority of our disinterested directors; if we have not had more than 300 shareholders of record at any time during the three years preceding the date the affiliated transaction is announced; if the interested shareholder has been the beneficial owner of at least 80% of our outstanding voting shares for at least three years preceding the date the affiliated transaction is announced; or if the consideration to be paid to the holders of each class or series of voting shares in the affiliated transaction meets certain requirements of the statute with respect to form and amount, among other things.

Liability and Indemnification of Officers and Directors

The FBCA generally provides that a Florida corporation may indemnify its directors and officers against liabilities and expenses they may incur. Additionally, the FBCA provides that a director is generally not personally liable for monetary damages to the corporation or any other person for any statement, vote, decision to take or not to take action, or any failure to take any action, as a director.

Our Articles of Incorporation and Bylaws provide that we shall indemnify, and advance any and all reasonable expenses incurred by, any current or former director or officer to the fullest extent permitted by law.